FORM 11 - K



                          SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON, D. C. 20549



          (Mark One)
               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                    For the fiscal year ended December 31, 1994

                                         OR

               [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                                 [NO FEE REQUIRED]


                  For the transition period from.......to.......


                           Commission file number 1-1228




                    Employee Investment Plan of Stone & Webster,
                    Incorporated and Participating Subsidiaries
                              (Full title of the Plan)




                           Stone & Webster, Incorporated
                    250 West 34th Street, New York, N.Y.  10119
                                   (212) 290-7500
               (Name of issuer of the securities held pursuant to the
              Plan and the address of its principal executive office)

          Form 11-K for the year ended            Employee Investment
          Plan of
          December 31, 1994                       Stone & Webster,
          Incorporated
                                             and Participating
          Subsidiaries





                               REQUIRED INFORMATION

                         The balance sheet with fund information of the



               Plan as of December 31, 1994 and 1993, and the related statement of income and changes in plan equity with fund information and supplemental schedules for the year ended December 31, 1994, together with the Report and Consent of Independent Accountants, are attached and filed herewith.


                                     SIGNATURE

               Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee under the Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER,
                                   INCORPORATED AND PARTICIPATING
          SUBSIDIARIES

                                   By   /s/ PETER F. DURNING
                                             Peter F. Durning
                                   Secretary of the Committee under the
          Plan


          Date:  June 29, 1995

          Form 11-K for the year ended       Employee Investment Plan of
          December 31, 1994                  Stone & Webster,
          Incorporated
                                        and Participating Subsidiaries



                             EMPLOYEE INVESTMENT PLAN
                          of STONE & WEBSTER,INCORPORATED
                           and PARTICIPATING SUBSIDIARIES

                           INDEX OF FINANCIAL STATEMENTS
                             and SUPPLEMENTAL SCHEDULES


                                                            Pages

          Report of Independent Accountants                        4-5

          Consent of Independent Accountants                       6

          Financial Statements:
            Statement of income and changes in plan equity
              with fund information for the year
              ended December 31, 1994                              7

            Balance sheet with fund information
             as of December 31, 1994                               8

            Balance sheet with fund information
             as of December 31, 1993                               9

            Notes to financial statements                          10-15

                                         2



          Supplemental Schedules:
            Schedule of assets held for
              investment purposes at
              December 31, 1994 (Form 5500, Item 27a)              16-35

            Schedule of reportable transactions
              for the year ended December 31, 1994
              (Form 5500, Item 27d)                                36







          [Note: The Financial Statements and Supplemental Schedules will be filed with the Securities and Exchange Commission under Form SE pursuant to Regulation S-T, Item 311(c).]COOPERS certified public accountants
          & LYBRAND L.L.P.

                         REPORT OF INDEPENDENT ACCOUNTANTS

                                      ________

          To the Committee under the
            Employee Investment Plan of Stone & Webster,
            Incorporated and Participating Subsidiaries:

          We have audited the balance sheet with fund information of the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries as of December 31, 1994 and 1993, and the related statement of income and changes in plan equity with fund information for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries as of December 31, 1994 and 1993, and the results of its operations and changes in its plan equity for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

          Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index on page

                                         3



          3 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the balance sheet with fund information and the statement of income and changes in plan equity with fund information is presented for purposes of additional analysis rather than to present the balance sheet with fund information and the statement of income and changes in plan equity with fund information of each fund. The supplemental schedules and

          Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                     /s/     COOPERS & LYBRAND L.L.P.

          New York, New York
          May 12, 1995

          COOPERS
          & LYBRAND L.L.P.                   certified public accountants



                         CONSENT OF INDEPENDENT ACCOUNTANTS

                                      ________



          We consent to the incorporation by reference in the

          Registration Statement of Stone & Webster, Incorporated and Participating Subsidiaries on Form S-8 (File No. 33-23594) of

          our report dated May 12, 1995, on our audits of the balance sheet with fund information of the Employee Investment Plan of

          Stone & Webster, Incorporated and Participating Subsidiaries as of December 31, 1994 and 1993, and the related statement of income and changes in plan equity with fund information and supplemental schedules for the year ended December 31, 1994,

          which report is included in this Annual Report on Form 11-K for the year ended December 31, 1994.



                                     /s/  COOPERS & LYBRAND L.L.P.



          New York, New York
          June 29, 1995

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